

POWER
CORPORATION
OF CANADA

# NEWS RELEASE

751 VICTORIA SQUARE, MONTRÉAL, QUÉBEC, CANADA H2Y 2J3 TELEPHONE (514) 286-7400 TELECOPIER (514) 286-7424







**FOR IMMEDIATE RELEASE**



## NORMAL COURSE ISSUER BID

Montréal, September 25, 2003 -- Power Corporation of Canada announced today that it has filed notice of a Normal Course Issuer Bid through the facilities of the Toronto Stock Exchange which will permit it to purchase Subordinate Voting Shares for cancellation from time to time under the rules of The Toronto Stock Exchange, between September 30, 2003 and September 29, 2004. Up to 15,000,000 Subordinate Voting Shares, representing less than 10% of the public float of the outstanding Subordinate Voting Shares, may be sought under the bid. To the knowledge of the directors and senior officers of the Corporation, the current public float is approximately 155,095,679 Subordinate Voting Shares. The total number of such shares currently outstanding is 198,113,522. Purchases in any given 30-day period will not exceed 2% of the outstanding shares. The bid will not apply to the Participating Preferred Shares of the Corporation.

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During the past 12 months, the Corporation has not purchased any of its Subordinate Voting Shares pursuant to any Normal Course Issuer Bid.

Power Corporation views the purchase of its own shares at prices that the Corporation determines to be appropriate as an economically worthwhile use of corporate funds. Additionally, such purchases may help to prevent dilution of the holdings of Power's subordinate voting shareholders resulting from the issue of shares pursuant to the exercise of options to purchase Subordinate Voting Shares under the Corporation's Executive Stock Option Plan.

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For further information, please contact: Mr. Edward Johnson
Vice-President, General
Counsel and Secretary
(514) 286-7400